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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 MIM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    553044108
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages



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


---------------------------------------------------                         ----------------------------------
CUSIP NO. 553044108                                                                     Page  2  of   6  Pages
          ---------                                                                          ---     ---
---------------------------------------------------                         ----------------------------------

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
    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  E. David Corvese                            S.S. ####-##-####

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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) |_|
                                                                        (b) |_|

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    3        SEC USE ONLY

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    4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

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                               5      SOLE VOTING POWER

                                      7,469,056*
         NUMBER OF         -----------------------------------------------------------------------------------
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY          -----------------------------------------------------------------------------------
          EACH                 7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                       3,196,950
          WITH
                           -----------------------------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------
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     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   7,469,056

--------------------------------------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                     [X]

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    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       50.83%

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    12        TYPE OF REPORTING PERSON*

                       IN

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

                      *SEE INSTRUCTION BEFORE FILLING OUT!

*See Item 4 below.


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                                  SCHEDULE 13G

Item 1.   (a)      Name of Issuer:

                   MIM Corporation, a Delaware corporation
                   -------------------------------------------------
          (b)      Address of Issuer's Principal Executive Offices:

                   One Blue Hill Plaza
                   Pearl River, NY 10965
                   -------------------------------------------------

Item 2.   (a)      Name of Person Filing:

                   E. David Corvese, an individual
                   -------------------------------------------------
          (b)      Address of Principal Business Office or, if none,
                   Residence:

                   839-C Ministerial Boulevard
                   Wakefield, RI 02879
                   -------------------------------------------------

          (c)      Citizenship:

                   United States
                   -------------------------------------------------

          (d)      Title of Class of Securities:

                   Common Stock

          (e)      CUSIP Number:

                   553044108
                   -------------------------------------------------


                                Page 3 of 6 pages


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Item 3.   Not Applicable

Item 4.   Ownership.

          Amount Beneficially Owned:

          7,469,056*

          * This amount represents the Reporting Person's holdings as of the end of the Issuer's most recent fiscal year (December 31, 1997) and included (i) 6,132,106 shares then owned directly by the Reporting Person and (ii) 1,336,950 shares then issuable upon exercise of stock options. This amount also included 3,040,000 shares, 1,500,000 shares and 300,000 shares subiject to options granted by the Reporting Person to Messrs. Klein, Friedman, and Daniels, respectively. This amount does not include shares directly owned by the Reporting Person's spouse or shares held in trusts of which the Reporting Person is not a beneficiary or trustee. The Reporting Person disclaims beneficial ownership of all such shares. In January, 1998, Klein and Friedman exercised options to purchase 3,300,000 shares from the Reporting Person. As of July 15, 1998, the Reporting Person beneficially owned 3,812,856 shares which included: (i) 2,832,106 shares owned directly by the Reporting Person and (ii) 980,750 shares then issuable upon the exercise of stock options. This amount also included 1,860,000 shares and 300,000 shares subject to the unexercised portion of options granted by the Reporting Person to Mr. Klein and Mr. Daniels, respectively. During 1998, the Reporting Person has, as of July 15, 1998, exercised options for 306,200 shares, all of which were sold in open market transactions. During a portion of 1998, the Reporting Person had entered into an agreement with an investment adviser to assist in the management of certain of his portfolio assets, including a portion of his shares of the Issuer's Common Stock. Such agreement has been terminated.

                                Page 4 of 6 pages


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          Percent of Class:

          50.83%**

          ** Based upon 14,692,106 shares of common stock outstanding as of December 31, 1997, as adjusted to include shares then issuable upon exercise of options by the Reporting Person. As of July 15, 1998, the Reporting Person beneficially owned 25.85% of the then outstanding shares based upon 14,746,750 shares of common stock as reported by the Issuer, as adjusted to include shares issuable upon exercise of options by the Reporting Person. This percentage was calculated pursuant to Rule 13d-3(d)(1).

          Number of shares as to which such person had (as of December 31, 1997):

          (i)    sole power to vote or to direct the vote: 7,469,056
          (ii)   shared power to vote or to direct the vote:
          (iii)  sole power to dispose or to direct the disposition of:
                 3,196,950
          (iv)   shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable



                                Page 5 of 6 pages


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Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:

          Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 E. DAVID CORVESE
July 30, 1998                               ------------------------------------
                                                     Signature

                                                 E. DAVID CORVESE




                                Page 6 of 6 pages